UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number: 1-13515

Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

FOREST OIL CORPORATION

1600 Broadway

Suite 2200

Denver, Colorado 80202

Retirement Savings Plan of

Forest Oil Corporation

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Independent Auditors’ Report

The Participants and Administrative Committee of the

Retirement Savings Plan of Forest Oil Corporation:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of Forest Oil Corporation (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 13, 2003

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value:
Common stock fund	$1,382,740	1,319,971
Common collective trusts	2,506,158	2,042,834
Mutual funds	18,069,143	20,543,179
Loans to participants	425,335	439,376
Total investments	22,383,376	24,345,360

Receivables:
Dividends receivable	3,670	2,156
Pending trade receivables	12,548	—
Total receivables	16,218	2,156

Total assets	22,399,594	24,347,516

Liabilities:
Pending trade payables	(12,548)	—

Net assets available for benefits	$22,387,046	24,347,516

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statements of Change in Net Assets Available for Benefits

December 31, 2002

2002
Contributions:
Company, net of forfeitures applied	$1,184,188
Participants	2,172,518
Rollovers	17,456
Total contributions	3,374,162

Investment income (loss):
Dividends, capital gains, and interest income	469,582
Net depreciation in fair value of investments, including realized and unrealized gains and losses	(4,066,118)
Net investment loss	(3,596,536)

Distributions to participants	(1,677,591)

Administrative and other expenses	(60,505)

Net decrease in net assets available for benefits	(1,960,470)

Net assets available for benefits at beginning of year	24,347,516

Net assets available for benefits at end of year	$22,387,046

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Notes to Financial Statements

December 31, 2002 and 2001

(1)       Description of the Plan

The Retirement Savings Plan of Forest Oil Corporation (the Plan) is a defined contribution plan sponsored by Forest Oil Corporation and certain of its affiliates that have adopted the Plan (the Company).  The Plan includes a cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code and is available to any employee of the Company who is at least 18 years old.  The Plan is administered by the Company’s Employee Benefits Committee (Administrative Committee).

Employees enrolled in the Plan may elect to defer from 1% to 80% of their pre-tax compensation, subject to limits defined by the Internal Revenue Service (IRS), as a contribution to the Plan (Deferred Compensation Contribution).  Each month, the Company contributes an amount equal to the Deferred Compensation Contribution made by each participant, limited to 5% (6% effective January 1, 2003) of the participant’s eligible compensation (Company Matching Contribution).

At the sole discretion of the Board of Directors of Forest Oil Corporation, or of the Executive Committee or the Compensation Committee of the Forest Oil Corporation Board of Directors, the Company may make additional contributions to the Plan (Company Profit-sharing Contribution).  The Company Profit-sharing Contribution, if any, is in addition to Company Matching Contributions.  There were no Company Profit-sharing Contributions in 2002.

At the sole discretion of the Board of Directors of Forest Oil Corporation, or of the Executive Committee or the Compensation Committee of the Forest Oil Corporation Board of Directors, Company Matching Contributions and Company Profit-sharing Contributions may be made in cash, in shares of Forest Oil Corporation Common Stock, or in any combination of cash and shares of Forest Oil Corporation Common Stock.  All contributions during the plan years ended December 31, 2002 and 2001 were made in cash and consisted only of Company Matching Contributions.

Participants are fully vested in participant contributions at all times.  Company Matching Contributions and Company Profit-sharing Contributions made to a participant’s account vest pursuant to a graduated schedule based on years of vesting service.  The initial vesting occurs after two years of vesting service.  A participant is 40% vested after two years of vesting service and thereafter will vest 20% each year until full vesting occurs.  Nonvested Company Matching  and Profit-sharing  Contributions are subject to forfeiture under certain conditions, and forfeited balances are available to reduce subsequent Company Matching Contributions to the Plan.

Forfeitures of $31,976 were used to offset Company Matching Contributions in 2002.  There were $1,285 and $31,976 of unused forfeitures at December 31, 2002 and 2001, respectively.

Since August 1, 2001, all expenses incident to the administration of the Plan including, but not limited to, recordkeeping fees and trustee and custodial fees of the Plan, have been paid by the trustee of the Plan from trust funds. These costs are allocated to participants based upon each participant’s share of total plan assets or, in the case where charges apply to a particular fund, based upon the participant’s share of the total fund assets.  The Company pays certain other costs related to the Plan, such as fees associated with specific types of withdrawals, legal fees, consulting fees and audit fees.  Prior to August 1, 2001, all Plan expenses were paid by the Company.

The Board of Directors of the Company maintains the right to terminate or amend the Plan at any time.  In the event of a termination or partial termination of the Plan, or complete discontinuance of contributions to the Plan, the balances of the affected participants as of the date of the termination or discontinuance shall become fully vested and nonforfeitable.  The total amount in each participant’s account shall be distributed to the participant or to the participant’s beneficiary, as the Administrative Committee shall direct, or shall continue to be held in trust for the participant’s benefit.

The foregoing description of the Plan provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.  Copies of the Summary Plan Description are available from the Administrative Committee of the Plan.

(2)       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

In the course of preparing the financial statements of the Plan, various assumptions and estimates have been made to determine the reported amounts of assets, liabilities and changes  in net  assets  available for  benefits, and  in  the disclosures  of  commitments and contingencies.  Changes in these assumptions and estimates will occur as a result of  the passage  of time  and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

Investment options available to Plan participants during the years ended December 31, 2002 and 2001 are as follows:

Fund Name	Description
Forest Oil Unitized Stock Fund	Common stock of Forest Oil Corporation

Chesapeake Institutional Growth Fund	Mutual fund consisting primarily of common and preferred stocks and convertible securities of medium and large capitalization companies (Investment option dropped during 2002)
Dodge & Cox Balanced Fund	Mutual fund consisting primarily of common stocks and bonds
Firstar Institutional Investors GIC Fund	Common collective trust consisting of guaranteed insurance contracts (Investment option dropped during 2002)
Harbor International Fund	Mutual fund consisting of non-U.S. equity securities
Heartland Value Fund	Mutual fund consisting primarily of equity securities with market capitalizations of less than $300,000,000
Janus Fund	Mutual fund consisting primarily of common stocks and similar equity securities
PIMCO Total Return Fund	Mutual fund consisting of fixed income securities with a portfolio duration of three to six years
Schwab Stable Value Fund	Collective trust consisting of a diversified portfolio of investment contracts issued by high quality financial institutions
Vanguard 500 Index Fund	Mutual fund consisting primarily of common and preferred stocks and convertible securities of medium and large capitalization companies

The following investment options became available to participants in 2002:

Fund Name	Description
American Funds Fundamental, Class A Funds	Mutual fund consisting primarily of common stocks of large established companies
Artisan Mid Cap Fund	Mutual fund consisting primarily of common stock and similar securities of medium sized companies

Valuation of Investments

For financial reporting purposes, investments are recorded at fair value based on quoted market prices or, in the case of the Schwab Stable Value Fund and the Firstar Institutional Investors GIC Fund (Common Collective Trusts), based on the contract values of the underlying guaranteed investment contracts.  Purchases and sales of securities are recorded on the trade date.  Dividends are recorded when received.  Pending trades are trades that had not settled as of December 31, and are reflected as receivables and payables on the statements of net assets available for benefits.  Gains or losses on sales of investments are based on the difference between sales proceeds and the cost of the investment determined on an average unit cost basis.

Investments in the Schwab Stable Value Fund and the Firstar Institutional Investors GIC Fund are recorded at contract value because the contracts are fully benefit-responsive.  As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value.  The fair value of the investments in these funds is estimated to be approximately equal to the contract value at December 31, 2002 and 2001.  The average yield of the Schwab Stable Value Fund for the years ended December 31, 2002 and 2001 was 4.92% and 5.52%, respectively.  The average yield of the Firstar Institutional Investors GIC Fund for the year ended December 31, 2001 was 6.19%.

Participants’ ownership interests in the various investment options are represented by units. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund.

Loans to Participants

Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant’s vested interest in all accounts, limited to $50,000.  The interest rate on the loan will be a reasonable rate of interest to be determined based on current interest rates charged by persons in the business of lending money for similar loans at the time the loan is made and will remain fixed over the loan term.  Loans outstanding as of December 31, 2002 and 2001 bore interest rates ranging from 5.25% to 10.5% and 6.5% to 10.5%, respectively.  All outstanding loans must be repaid over a reasonable period of time not to exceed five years and must be repaid in full within 90 days following a participant’s termination of employment.  In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance.

(3)       Investments

The Plan’s investments are held in a trust fund.  Effective August 1, 2001, Charles Schwab Trust Company (Schwab) became trustee and custodian of the Plan and of the trust fund, succeeding State Street Bank and Trust Company in such capacities.

During the year ended December 31, 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2002

Net depreciation in fair value of investments:
Common stock fund	$(21,803)
Common collective trusts	110,239
Mutual funds	(4,154,554)
$(4,066,118)

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2002 and 2001 are as follows:

2002

2001

Chesapeake Institutional Growth Fund	$—	1,231,418
Dodge & Cox Balanced Fund	2,981,859	2,638,296
Firstar Institutional Investors GIC Fund	—	1,587,957
Forest Oil Unitized Stock Fund	1,382,740	1,319,971
Harbor International Fund	2,510,217	2,601,058
Heartland Value Fund	2,875,259	2,849,164
Janus Fund	5,224,051	7,988,192
Schwab Stable Value Fund	2,506,158	454,877
Vanguard 500 Index Fund	2,337,518	2,669,052

(4)       Federal Income Taxes

The IRS issued a determination letter dated March 22, 2002 indicating that the Plan, as amended, and as then designed, was qualified under Section 401(a) of the Internal Revenue Code (the Code) and that the trust was therefore exempt from federal income tax under Section 501(a) of the Code. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and that the Plan is qualified and the related trust continues to be tax-exempt.

(5)       Related Party Transactions

Certain plan investments are units of common collective trusts and mutual funds managed by Schwab.  Schwab serves as the trustee and custodian, and therefore these transactions qualify as party-in-interest.  In addition, certain plan investments are shares of Forest Oil Corporation common stock.  Forest Oil Corporation is the plan sponsor, and therefore these transactions qualify as party-in-interest.

(6)       Risk and Uncertainties

The Plan provides for various investments in common stock, common collective trusts and mutual finds.  Investments, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term.

(7)       Subsequent Event

The Plan was amended effective January 1, 2003 to increase the Company Matching Contribution to 100% of the participant’s Deferred Compensation Contribution limited to 6% of the participant’s eligible compensation.

Schedule I

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue	Number of Shares or Units	Current Value
Charles Schwab Trust Company*:
Common stock fund:
Forest Oil Corporation common stock*	48,833	$1,351,353
Temporary investment in interest bearing cash account	31,387	31,387
Total common stock fund		1,382,740

Common collective trust:
Schwab Stable Value Fund	176,286	2,506,158

Mutual funds:
American Funds Fundamental, Class A Funds	286	6,326
Artisan Mid Cap Fund	56,389	1,102,972
Dodge & Cox Balanced Fund	49,084	2,981,859
Harbor International Fund	93,456	2,510,217
Heartland Value Fund	91,394	2,875,259
Janus Fund	293,157	5,224,051
PIMCO Total Return Fund	96,620	1,030,941
Vanguard 500 Index Fund	28,805	2,337,518
Total mutual funds		18,069,143

Loans to participants, bearing interest at rates ranging from 5.25% to 10.5%		425,335

Total investments		$22,383,376

*Represents a party-in-interest

See accompanying independent auditors’ report.

Exhibits.

23.	Independent Auditors’ Consent to incorporation by reference in Form S-8.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF
FOREST OIL CORPORATION

Dated: June 27, 2003	By:	/s/ Joan C. Sonnen
Joan C. Sonnen, Member of the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation

EXHIBIT INDEX

Exhibit 23.	Consent of KPMG LLP.